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
MAS Funds
Rule 10f-3 Transactions - Purchase of Securities by
Portfolio From an Underwriting Syndicate in which an Affiliate (*) is a Member
"October 1, 2000 through December 31, 2000"



	Date of
Portfolio (Buyer)	Offering	Security

Mid Cap Growth	11/07/00	Transmeta Corp.


Mid Cap Value	10/05/00	Millenium Pharmaceutical

	11/07/00	Transmeta Corp.


Small Cap Growth	10/04/00	"Coach, Inc."

	10/30/00	"Community Health Systems, Inc."

				Total Number of
	Price per	Total	% of Offering	Securities Offered
Shares	Share	Value	Purchased	(shares)

"11,200 "	21.000	" 235,200 "	0.09%	"13,000,000 "


" 42,600 "	64.000	" 173,600 "	0.39%	" 11,000,000 "

" 5,400 "	21.000	"113,400 "	0.04%	" 13,000,000 "


"84,100 "	16.000	"1,345,600 "	1.14%	"7,380,000 "

"11,500 "	28.000	"322,000 "	0.06%	"18,000,000 "


		" 2,189,800 "


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